Exhibit 99.1

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Form 4 is being filed by Cincinnati Financial Corporation (the "Company"), an Ohio insurance and investment company, on behalf of its subsidiaries to the extent that they hold shares of common stock of Fifth Third Bancorp (the "Bank"), an Ohio banking corporation.  The address of the principal business and office of the Company is 6200 South Gilmore Road, Fairfield, Ohio 45014-5141.

The Company owns 100 percent of its four subsidiaries: The Cincinnati Insurance Company, an Ohio insurance corporation; CSU Producer Resources, Inc., a wholly-owned insurance brokerage company, CFC Investment Company, an Ohio investment corporation; and CinFin Capital Management Company, an Ohio investment corporation.  The Cincinnati Insurance Company, in turn, owns 100 percent of four smaller insurance subsidiaries, all of which are Ohio insurance corporations: The Cincinnati Casualty Company; The Cincinnati Indemnity Company; The Cincinnati Specialty Underwriters Company and The Cincinnati Life Insurance Company.  The address and principal business location of each of the Company's subsidiaries is 6200 South Gilmore Road, Fairfield, Ohio 45014-5141.

Cincinnati Financial Corporation directly owns 27,183,604 shares of the common stock of Fifth Third Bancorp.  Through its subsidiaries, the Company owns an additional 45,686,956 shares for a total of 72,870,560 shares of the Bank's common stock, or 13.68 percent of the entire class.  Individually, the subsidiaries own the following quantities of the Bank's common stock: The Cincinnati Insurance Company directly owns 43,136,352 shares; The Cincinnati Casualty Company owns 1,419,979 shares; The Cincinnati Life Insurance Company owns 1,036,125 shares; Cincinnati Financial Corporation Retirement Plan Trust1owns 90,000 shares; and CinFin Capital Management Company owns 4,500 shares.  CSU Producer Resources, Inc. and The Cincinnati Specialty Underwriters Company own no shares. None of the subsidiaries individually are 10 percent beneficial owners of the Bank's common stock.

The 5,500,000 shares being disposed of by the Company in this reported transaction consist of no shares owned directly by the Company and 5,500,000 shares owned directly by The Cincinnati Insurance Company.  Following the transaction, the Company will beneficially own 67,370,560 shares of the Bank's common stock, or 12.65 percent of the class, including 27,183,604 shares owned directly by the Company and 37,636,352 shares owned directly by The Cincinnati Insurance Company.  The quantities of the Bank's common stock owned by the Company's other subsidiaries, as noted above, remain unchanged.

1 Cincinnati Financial Corporation Retirement Plan Trust is an employee benefit plan/pension fund subject to the provisions of the Employee Retirement Income Security Act of 1947.